UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Of the Securities Exchange Act of 1934

For the month of March 2019
Commission File Number: 001-38164

CALEDONIA MINING CORPORATION PLC
(Translation of registrant's name into English)

3rd Floor, Weighbridge House
Weighbridge
St Helier, Jersey JE2 3NF
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

INCORPORATION BY REFERENCE

Exhibit 99.1 included with this report on Form 6-K is expressly incorporated by reference into this report and is hereby incorporated by reference as exhibit to the Registration Statement on Form F-3 of Caledonia Mining Corporation Plc (File No. 333-224784), as amended or supplemented.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CALEDONIA MINING CORPORATION PLC
(Registrant)

Date: March 25, 2019	/s/ STEVE CURTIS
Steve Curtis
CEO and Director

EXHIBIT INDEX

Exhibit Number	Description

99.1	Caledonia Mining Corporation Plc (NYSE American: CMCL; AIM: CMCL; TSX: CAL) Issue of Securities to Director and Long Term Incentive Award